

Mail Stop 3561

December 1, 2016

Via E-mail
Tamio Yoshimatsu
President
Coca-Cola West Co., Ltd.
7-9-66 Hakozaki, Higashi-Ku
Fukuoka, Fukuoka 812-8650
Japan

> **Re:** **Coca-Cola West Co., Ltd.**
> **Draft Registration Statement on Form F-4**
> **Submitted November 4, 2016**
> **CIK No. 0001672908**

Dear Mr. Yoshimatsu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors, page 7

Significant costs will be incurred in the course of the share exchange . . ., page 8

1. We note your disclosure that you expect significant transaction related expenses will be incurred. Please disclose the estimated costs related to the transaction, costs payable by CCW or CCEJ, and the costs that you estimate will be incurred whether or not the share exchange is completed.

The fairness opinion obtained by CCEJ . . . , page 9

2. You state that "U.S. investors should not place undue reliance on [the] fairness opinion" and that "the financial analyses and fairness opinion of CCEJ's financial advisor may differ from any analyses and opinions that would have been produced if the advisor had relied primarily on the IFRS financial statements included in this prospectus." Please describe in greater detail the different analyses and opinions the financial advisor may have produced under IFRS and clarify the resulting risk to shareholders.

The Share Exchange, page 36

Background of the Share Exchange, page 36

3. Please describe in greater detail the role played by CCJC's and TCCC's representatives with respect to the exchange ratio negotiations. For example, you disclose that in June and September 2016, representatives of CCW, CCEJ, TCCC and CCJC held a series of meetings to discuss, among other things, the exchange ratio.

4. Please describe in greater detail the substance and timing of the material exchange ratio negotiations. For example, clarify when the exchange ratio was initially proposed, how the final amount was determined and when the final exchange ratio was determined.

Determination of the CCEJ Board of Directors, page 39

5. We note the factors considered by the CCEJ board in determining that the exchange ratio was appropriate. Please disclose any neutral and negative factors the board considered in making this determination and for each of the factors discussed, disclose how each factor either supported or did not support the board's decision to approve the transaction.

Opinions of CCEJ's Financial Advisor, page 39

Opinion of J.P. Morgan, page 39

6. We note the disclosure that "J.P. Morgan relied on the CCEJ Forecasts, the CCW Forecasts and the Adjusted CCW Forecasts in giving its opinion and conducting analyses with respect to the share exchange ratio." Please summarize the projections relied on by J.P. Morgan and include a brief discussion of the underlying assumptions and limitations.

Financial Analyses of J.P. Morgan, page 42

7. We note the disclosure regarding the financial analyses conducted by J.P. Morgan. Please describe these analyses in greater detail, including by disclosing:

- the historical market prices used in the average share price analysis;

- the projections used in the discounted cash flow analysis; and

- the comparable companies, including the underlying data and criteria used to select the companies, in the public trading multiples analysis.

  See Item 4(b) of Form F-4.

8. Please supplementally provide us with all materials, including the board book, provided by J.P. Morgan to CCEJ's board.

Miscellaneous, page 42

9. Please disclose the amount of compensation that J.P. Morgan received related to the fairness opinion and the amount that is contingent upon the successful completion of the exchange offer.

Agreements relating to the Share Exchange, page 47

10. Please disclose the material terms of the company split agreement or advise. Additionally, please file the agreement as an exhibit. See Item 601(b)(2) of Regulation S-K.

CCW Management's Discussion and Analysis of Financial Condition and Results of Operations

Operations Review

Selling, General and Administrative Expenses, page 70

11. You disclose here the ¥6,568 million increase in SG&A is mainly due to the acquisition of Shikoku CCBC. Please disclose in further detail the underlying reasons for the most significant year over year changes within the components of SG&A.

Segment Information

Soft Drink Business, page 73

12. On this page you disclose soft drink net sales, excluding Shikoku, decreased by ¥5,292 million. On page 70 you disclose soft drink net sales decreased by ¥7,728 million. Please clarify these statements or revise the amounts disclosed, as necessary.

Major Shareholders and Related Party Transactions, page 103

13. Please disclose the share ownership of the directors and senior management for both CCW and CCEJ. See Item 19(a)(5) of Form F-4.

Coca-Cola West Co., Ltd. and Subsidiaries Notes to the Consolidated Financial Statements, page F-8

14. We note that you have published interim financial statement information for the period ended September 30, 2016. Please update this document to include the unaudited financial information for the quarterly period ended September 30, 2016 or tell us why such updating is not required. Please refer to the guidance in item 8.A.5 of the Instructions to Form 20-F. Please note your management's discussion and analysis should also be updated to reflect the inclusion of the new quarterly period.

3. Significant accounting policies

(20) Recognition of sales, page F-20

15. It appears from your disclosure on page F-65 that you have a point service program for your customers. Please expand your disclosure here to state your accounting policy for the point service program and any sales incentives, given or received. Please cite the specific authoritative literature you utilized to supporting your accounting treatment.

Coca-Cola East Japan Co., Ltd. and Subsidiaries Notes to the Consolidated Financial Statements, page F-91

16. We note that you have published interim financial statement information for the period ended September 30, 2016. Please update this document to include the unaudited financial information for the quarterly period ended September 30, 2016 or tell us why such updating is not required. Please refer to the guidance in item 8.A.5 of the Instructions to Form 20-F. Please note your management's discussion and analysis should also be updated to reflect the inclusion of the new quarterly period.

3.13 Share-based payments, page F-103

17. Please expand your accounting policy here or in note 23.1 to disclose the vesting requirements, the maximum term of options granted and method of settlement, e.g. cash or equity. Please refer to the guidance in IFRS 2 paragraph 45.

20. Treasury Shares, page F-120

18. Please tell us how the increases and decreases to treasury shares are reflected in common stock as disclosed in footnote 20.

<u>Undertakings, page II-2</u>

19. Please add the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Kenneth Lebrun, Esq.
        Shearman & Sterling LLP